October 15, 2007
VIA EDGAR & FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Canyon Resources Corporation Registration Statement on Form S-3 File No. 333-144205
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Canyon Resources Corporation, a Delaware corporation (“Canyon”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on October 17, 2007, or as soon thereafter as practicable.
     In connection with this request for acceleration, Canyon acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive Canyon from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
October 15, 2007

•	Canyon may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CANYON RESOURCES CORPORATION

		By:	/s/ David P. Suleski

David P. Suleski Vice President & CFO

cc:	John W. Madison, SEC, Division of Corporation Finance
Richard J. Mattera, Esq.